Exhibit 1.1
MS&AD Insurance Group Holdings
to Terminate the Filing of Reports with the SEC
Tokyo — MS&AD Insurance Group Holdings, Inc. (the “Company”) hereby announces that it intends to terminate its duty to file reports with the United States Securities and Exchange Commission (the “SEC”) under Section 15(d) of the Securities Exchange Act of 1934, as amended. For this purpose, the Company is filing with the SEC a certification under Form 15F today (December 27, 2010). Upon such filing, the Company’s reporting obligations with the SEC will be suspended immediately. The termination of the reporting obligations is expected to become effective no later than 90 days after such filing.
Contacts
MS&AD Insurance Group Holdings, Inc.
+81-3-6202-5270